Exhibit 99.5

The following was posted by OpenText on LinkedIn at https://www.linkedin.com/company/opentext/ on November 11, 2019.

The following was posted by Savinay Berry, who is the Senior Vice President, Cloud Service Delivery at OpenText, on LinkedIn at https://www.linkedin.com/posts/savinayberry_opentext-acquires-data-backup-and-security-activity-6599900519504855041-0V-2 on November 12, 2019.

OpenText acquires data backup and security platform Carbonite for $1.42 billion

PAUL SAWERS

NOVEMBER 11, 2019 5:42 AM

Enterprise information management (EIM) company OpenText is acquiring cloud data backup and protection service Carbonite in a deal worth $1.42 billion.

Carbonite, which offers a number of data backup and protection services for consumers and businesses, had become the subject of significant takeover rumors over the past few months after its revenue dropped. CEO Mohamad Ali stepped down in July and was replaced on an interim basis by board chair Steve Munford.

Boston-based Carbonite had raised nearly $200 million from big-name investors ahead of its 2011 IPO, and its shares soared well above its $10 IPO price to hit an all-time high of more than $40 last year, before falling to around $12 in August. Private equity firms, including Evergreen Coast Capital, KKR, and Vector Capital, were among the companies rumored to be circling Carbonite, but OpenText has now swooped in with an offer of $23 per share — a 78% premium on Carbonite’s September 5 closing price, before the media first reported that a sale could be in the cards.

“Following expressions of interest from multiple parties, the Carbonite board conducted a thorough and comprehensive process, which included contact with a number of strategic and financial parties, to identify the best way to maximize shareholder value,” Munford said in a press release. “The board strongly believes that a transaction with OpenText delivers compelling, immediate, and substantial cash value to shareholders.”

Carbonite’s announcement was timed to coincide with its Q3 2019 financials, which revealed a net loss of $14 million, compared to a small net income of $600,000 during the same period last year.

Cloud giant

Founded in 1991, OpenText is among Canada’s biggest software companies, specializing in helping enterprises manage all their content and unstructured data in the cloud or on-premises. The company has made a number of other notable acquisitions in the recent past, including Dell EMC’s enterprise content division, which it bought for $1.6 billion in 2017, and file-sharing service Hightail, formerly YouSendIt, which it bought for an undisclosed amount last year.

Carbonite itself made one particularly notable acquisition earlier this year, when it bolstered its cybersecurity credentials with the acquisition of Webroot for $618 million. This deal may have enhanced Carbonite’s prospects for future suitors, given that it promised to bring data protection and cybersecurity into a single platform.

OpenText hasn’t offered any specifics around how it will leverage Carbonite’s technology post-acquisition. But the latter’s focus on backing up and protecting data stored in the cloud makes it easy to imagine the two platforms complementing each other as a growing number of businesses migrate to the cloud.

“Cloud platforms and secured, smart end-points are essential Information Management technologies as businesses transform into Industry 4.0,” added OpenText CEO and CTO Mark J. Barrenechea in a separate press release. “This acquisition will further strengthen OpenText as a leader in cloud platforms, complete end-point security, and protection and will open a new route to connect with customers.”

The deal has not yet been finalized, as it’s still subject to shareholder approval and the usual regulatory processes.

https://venturebeat.com/2019/11/11/opentext-acquires-data-backup-and-security-platform-carbonite-for-1-42-billion/

The following was liked by Muhi Majzoub, who is the Executive Vice President & Chief Product Officer at OpenText, on LinkedIn at https://www.linkedin.com/posts/activity-6599851315684274177-JIIR on November 12, 2019.

November 11, 2019

OpenText to Buy Carbonite for $1.42B

The deal would be OpenText’s ninth acquisition in the cloud space.

William Sprouse

Enterprise information company OpenText has agreed to buy Carbonite for $1.42 billion, or $23 per share, inclusive of Carbonite’s cash and debt, the companies said.

The agreed price represents a 78% premium to Carbonite’s closing price on September 5, before media reports speculated on a possible deal.

“This acquisition will further strengthen OpenText as a leader in cloud platforms, complete end-point security and protection, and will open a new route to connect with customers, through Carbonite’s marquee SMB/prosumer channel and products,” OpenText chief executive officer Mark Barrenechea said in a statement.

Carbonite reported a net loss of $14 million, or 40 cents a share, on revenue of $125.6 million in the third quarter. The total price represents about 2.8 times Carbonite’s trailing twelve months GAAP revenues as of September 30, 2019. The deal will be funded with OpenText’s existing cash on hand and revolver. The company said it had about $1 billion in cash on hand at the end of the first quarter.

OpenText has been growing through acquisitions. In recent years, the company has bought EasyLink, GXS, ANX, Covisint, Recommind, Hightail, Catalyst, and Liaison.

In February, Carbonite announced it was buying Webroot for $618.5 million in cash.

“We entered Fiscal 2020 with a solid balance sheet and we are off to a strong start with the announced acquisition of Carbonite as part of our total growth strategy,” OpenText chief financial officer Madhu Ranganathan said in a statement. “Once integrated, we expect to increase our annual recurring revenues, deliver strong cloud growth, and expand cloud margins and adjusted EBITDA.”

The companies said they expect the transaction to close within 90 days.

Carbonite shares were up nearly 25% in midday trading Monday on the news. Shares of OpenText were up more than 2%.

https://www.cfo.com/ma/2019/11/opentext-to-buy-carbonite-for-1-42b/

The following was posted by Brian Sweeney, who is the Chief Human Resources Officer at OpenText, on LinkedIn at https://www.linkedin.com/posts/brian-sweeney-03522415b_opentext-snaps-up-cloud-security-firm-carbonite-activity-6600170061175025664-eIAH on November 13, 2019.

OpenText snaps up cloud security firm Carbonite in $1.42 billion deal

The deal is a premium of 25 per cent to Carbonite’s close on Friday

OpenText, a Canadian business information management software company, is buying cloud security firm Carbonite Inc.

James McLeod

November 11, 2019 10:21 AM EST Last Updated November 11, 20196:45 PM EST

A US$1.42 billion cybersecurity acquisition by OpenText Inc. Monday marks a down-market strategic shift for the Waterloo, Ont.-based enterprise information management company.

Carbonite Inc. is a Boston company with US$405 million in revenue, selling endpoint security software and cloud data protection services. But notably, about 90 per cent of Carbonite’s customer base is individual professionals — “prosumers” — and small and medium-sized businesses (SMB). By contrast, OpenText has historically focused on selling to the so-called “Global 10,000” — the largest enterprise customers in the world.

Buying Carbonite Inc. gives OpenText seven million individual professionals, and 300,000 SMBs to up-sell.

“We’re declaring SMB and prosumer a strategic market for enterprise information management,” OpenText CEO Mark Barrenechea said in an interview.

Barrenechea said he expects it’ll take about 18 months to integrate Carbonite into OpenText, but he emphasized that there’s no rush.

“Let me just note a few things about Carbonite: It’s profitable. It’s operating at a higher margin,” Barrenechea said.

The company has a long history of growing through acquisition; OpenText spent nearly US$3 billion between 2013 and the beginning of 2017, including the US$1.62 billion acquisition of Dell EMC, the company’s enterprise content management division.

Analysts were largely positive about the Carbonite acquisition and OpenText stock was up about 2.4 per cent to close at $56.27 Monday in Toronto.

In a note to investors, National Bank analyst Richard Tse noted that the opportunity to pursue smaller customers could be interesting to watch.

“With an added SMB partner channel, it opens up the potential for OpenText to build a meaningful SMB revenue stream. This is particularly relevant as OpenText has opened up its product stack into those potential SMB customers in recent years as it has made those products available in the OpenText Cloud.

Tse also said it is a way for OpenText to bolster its cybersecurity chops.

“From a strategic standpoint, we believe the transaction is compelling as Carbonite complements OpenText’s current security software portfolio,” Tse wrote. “Even more interesting is the ability to upsell into OpenText’s extensive enterprise customer base where the estimated penetration rate with such security products is around 10 per cent.”

Michelle Tran, a security and risk-management specialist at Toronto-based research firm Info-Tech Research Group, said that cybersecurity acquisitions like this are becoming commonplace in the tech sector, as large service providers try to emphasize that they’re serious about security.

“With the increase in cybercrime, growth in data, tighter regulations around data protection and digital transformation such as cloud and Internet of Things adoption, cybersecurity is at the forefront of everyone’s agenda. Not only do organizations want to incorporate their purchased technology from vendors to enable business process, but they also want the process to be handled securely and with integrity,” Tran said.

“When technology companies value cybersecurity and implement that into their product lines, they get noticed and, in a way, gain credibility because it’s one less thing IT needs to worry about.”

OpenText is forecasting “low single-digit organic growth” once Carbonite is integraged, but by adding customers through acquisition the company is still pursing a “total growth” strategy that includes growing through acquisition.

As a result of the purchase, the company is taking on more debt, but expects its net leverage ratio to return to normal within 18 months.

In his investor note, Li suggested that the company is in a strong position.

“For those who may question the ability to de-lever, we’d point out that OpenText has one of the most disciplined de-levering track records among the acquisition growth names in our coverage,” Li wrote. “For some perspective, investors will recall OpenText acquired Documentum for US$1.62 billion in September 2016, taking its leverage ratio to ~3.5x at that time; today, it stands at 1.5x with about $800 million in free cash flow generation as of fiscal 2019 (June).”

https://business.financialpost.com/technology/carbonite-to-be-bought-by-canadas-opentext-in-1-42-bln-deal